BlackRock High Income Shares

77D(g)
Policies with respect to security investments

On August 22, 2011, the Executive Committee of the Board of Directors of BlackRock High Income Shares (the “Trust”) approved the following changes to the Trust’s investment guidelines, which were effective as of August 22, 2011, and which the Board of Directors of the Trust ratified on September 9, 2011:

The Trust’s investment guidelines have been revised to permit the Trust to acquire common stock in connection with or incidental to the Trust’s investment in income-generating securities that would otherwise be attractive to the Trust. This change also permits the Trust to acquire equity interests (or their substantial equivalent) through follow on or rights offerings for interests in an issuer which the Trust previously acquired in connection with its investment in income-generating securities. The Trust had previously been restricted from acquiring common stock except in certain limited circumstances